UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cazoo Group Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G2007L105

(CUSIP Number)

Áine O’Reilly

35-37 New Street, St Helier

Jersey, JE2 3RA

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Rothermere Continuation Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 2,173,046 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 2,173,046 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,046 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%1
14	Type of Reporting Person (See Instructions) CO
1	The reporting person is the beneficial owner of 2,173,046 shares of the Issuer’s Ordinary Shares (as defined below) which constitute approximately 5.6% of the class outstanding. The percentage calculation assumes that there are currently 38,494,209 outstanding shares of Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F filed on March 30, 2023.

1	Names of Reporting Persons. Harmsworth Trust Company (PTC) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 71,862 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 71,862 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,862 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) .2%2
14	Type of Reporting Person (See Instructions) OO

2	The reporting person is the beneficial owner of 71,862 shares of the Issuer’s Ordinary Shares (as defined below) which constitute approximately 0.2% of the class outstanding. The percentage calculation assumes that there are currently 38,494,209 outstanding shares of Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F filed on March 30, 2023.

SCHEDULE 13D

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filing by the Reporting Persons on June 27, 2022, as amended by Amendment No. 1, filed on July 12, 2022 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On February 8, 2023, the Issuer effected a reverse share split whereby every twenty (20) Ordinary Shares were consolidated into one (1) Ordinary Share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by deleting the last sentence, which disclosed Lord Rothermere’s service on the Issuer’s board of directors, and replacing it with the following sentence:

On October 27, 2022, Lord Rothermere resigned from the Issuer’s board of directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

ROTHERMERE CONTINUATION LIMITED

By:	/s/ Áine O’Reilly
Name: Áine O’Reilly
Title: Director

HARMSWORTH TRUST COMPANY (PTC) LIMITED

By:	/s/ Áine O’Reilly
Name: Áine O’Reilly
Title: Director